SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Milastar Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

599100 10 4

(CUSIP Number)

Dennis J. Stevermer

President

Easton Southpaw Incorporated

7317 West Lake Street

Minneapolis, MN 55426

(952) 929-7815

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box :

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 599100 10 4	13D

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Easton Southpaw Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK, WC, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,713,013
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,713,013
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,713,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO
CUSIP No. 599100 10 4	13D

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dennis J. Stevermer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,850,013*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,850,013*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,013*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Represents 130,000 shares purchasable pursuant to the exercise of options.

EXPLANATORY NOTE: Easton Southpaw Incorporated, a Delaware corporation ("Easton") and Dennis J. Stevermer ("Stevermer") (collectively, the "Reporting Persons") are hereby filing this Amendment No. 1 to their joint Schedule 13D filed with the SEC on February 6, 2006. The purpose of this Amendment No. 1 is to revise the information contained in Item 4.

Item 4. Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the securities described herein for investment purposes.

(a) The Reporting Persons may acquire more shares of Class A Common Stock or dispose of shares of Class A Common Stock as business and market conditions dictate.

(b) As described in Item 4(i) below, Milastar is initiating a reverse/forward stock split of the Class A Common Stock for the purpose of terminating the registration of the Class A Common Stock under Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons intend to sign a written consent to approve the amendments to Milastar's Certificate of Incorporation to effect the reverse/forward stock split. The Reporting Persons may also seek to otherwise perform an extraordinary corporate transaction. Except for the foregoing, the Reporting Persons do not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Milastar or any of its subsidiaries.

(c) The Reporting Persons do not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of Milastar or of any of its subsidiaries.

(d) The Reporting Persons do not have any plans or proposals that relate to or would result in any change in the present board of directors or management of Milastar, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) As described in Item 4(i) below, Milastar is initiating a reverse/forward stock split of the Class A Common Stock for the purpose of terminating the registration of the Class A Common Stock under Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons intend to sign a written consent to approve the amendments to Milastar's Certificate of Incorporation to effect the reverse/forward stock split. The Reporting Persons may also seek to otherwise materially change the capitalization of Milastar. Except for the foregoing, the Reporting Persons do not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of Milastar.

(f) The Reporting Persons do not have any plans or proposals that relate to or would result in any other material change in Milastar's business or corporate structure.

(g) As described in Item 4(i) below, Milastar is initiating a reverse/forward stock split of the Class A Common Stock for the purpose of terminating the registration of the Class A Common Stock from registration under Section 12(g)(4) of the Securities Exchange Act of 1934. The reverse/forward stock split, if carried out, will be accomplished through two amendments to Milastar's Certificate of Incorporation, as described in Item 4(i) below. The Reporting Persons intend to sign a written consent to approve the amendments to Milastar's Certificate of Incorporation to effect the reverse/forward stock split. Except for the foregoing, the Reporting Persons do not have any plans or proposals that relate to or would result in changes in Milastar's charter or bylaws or other actions which may impede the acquisition of control of Milastar by any person.

(h) As described in Item 4(i) below, Milastar is initiating a reverse/forward stock split of the Class A Common Stock for the purpose of terminating the registration of the Class A Common Stock under Section 12(g)(4) of the Securities Exchange Act of 1934. In connection with the deregistration under the Securities Exchange Act of 1934, Milastar intends to terminate the listing of the Class A Common Stock on the OTC Bulletin Board.

(i) Milastar is initiating a reverse/forward stock split of the Class A Common Stock for the purpose of terminating the registration of the Class A Common Stock under Section 12(g)(4) of the Securities Exchange Act of 1934. The reverse/forward stock split includes both a reverse stock split and a forward stock split. Upon consummation of the reverse stock split, each stockholder will receive one share of Class A Common Stock for each 250 shares of Class A Common Stock held at that time. Any stockholder who holds fewer than 250 shares of Class A Common Stock at the time of the reverse stock split will receive, in lieu of the issuance of a fractional share, a cash payment for each pre-split share. Immediately following the reverse stock split, Milastar will effect a forward stock split in which each share of Common Stock outstanding following the reverse stock split and cash out of fractional shareholders will be converted into 250 shares of Class A Common Stock on a post-split basis. Therefore, stockholders who hold 250 or more shares immediately prior to the reverse stock split will hold the same number of shares immediately following the forward stock split.

To effect the reverse/forward stock split, Milastar will file with the Delaware Secretary of State two amendments to its Certificate of Incorporation on or after 20 days following the date Milastar's Information Statement is first mailed to the stockholders. The approval of a majority of Milastar's Class A common stock outstanding and entitled to vote is required to approve the reverse/forward stock split. As of the date of this Amendment No. 1, the Reporting Persons beneficially owned 1,850,013 shares of the Class A Common Stock, or [68%] of the issued and outstanding shares of Class A Common Stock. The Reporting Persons intend to execute a written consent approving the amendments to Milastar's Certificate of Incorporation to effect the reverse/forward stock split. Under Delaware law, the reverse/forward stock split does not require the approval of a majority of the unaffiliated stockholders. Additionally, Delaware law does not require a special meeting of stockholders since the requisite vote for approval of the amendments to Milastar's Certificate of Incorporation and the reverse/forward stock split will have been obtained from the Reporting Persons. Accordingly, no additional vote of Milastar's stockholders is required to approve the reverse/forward stock split.

In connection with the foregoing matters, Milastar has filed with the SEC a rule 13E-3 Transaction Statement on Schedule 13E-3 and a preliminary Schedule 14C information statement.

(j) The Reporting Persons do not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2006 Easton Southpaw Incorporated

By: /s/ Dennis J. Stevermer

Dennis J. Stevermer, President

Dated: June 8, 2006 /s/ Dennis J. Stevermer

Dennis J. Stevermer